ACKNOWLEDGEMENT AND ACTION BY
WRITTEN CONSENT OF ALL OF THE MEMBERS
OF
SOCIAL STUDY MEDIA, LLC

August 27, 2018

The undersigned, being all of the members (the "Members") of Social Study Media, LLC, a Georgia limited liability company (the "Company"), acknowledge and consent that, upon execution of this acknowledgement and written consent (the "Acknowledgement and Consent"), the resolutions set forth below shall be deemed to have been adopted to the same extent and to have the same force and effect as if adopted at a formal meeting of the Members of the Company, duly called and held for the purpose of acting upon proposals to adopt such resolutions. The undersigned do hereby waive all formal requirements, including the necessity of holding a formal meeting, and any requirement that notice of such meeting be given. The following resolutions are hereby adopted:

WHEREAS, the Members believe it is in the best interests of the Company that James Hardin execute a Release as set forth on Exhibit A, attached hereto;

WHEREAS, the Members wish to amend and restate Schedule 1, Schedule 2.1 and Schedule 4 to the Company's Limited Liability Agreement dated November 1, 2009 (the "Operating Agreement") to reflect the names of the Members, Units outstanding and Company Percentages of the Members and capital commitment and contributions of the Members as of the date hereof, each as attached hereto as Exhibit B (the "Schedule Restatement");

WHEREAS, the Members wish to amend the Operating Agreement to replace all references to Daniel Lipton (other than on Schedule 3.02 (as a Manager Designee) and Schedule 3.05) with "GLD&L Endeavors LLC" (the "Operating Agreement Amendment"); and

WHEREAS, the Members, as members of the Company which is the sole Member of Fit Radio, LLC, a Georgia limited liability Company, wish to amend and restate the Limited Liability Agreement of Fit Radio, LLC, as set forth on Exhibit C, attached hereto (the "Amendment and Restatement of the Fit Radio LLC Agreement"); and

WHEREAS, the Members believe it is in the best interests of the Company that GLD&L Endeavors LLC, James Hardin, and Alexandria Bellassai execute a Joinder as set forth on Exhibit D, attached hereto (the "Joinder").

NOW, THEREFORE, IT IS

RESOLVED, that the Members hereby approve, ratify, confirm and adopt the Schedule Restatement, the Operating Agreement Amendment, the Amendment and Restatement of the Fit Radio LLC Agreement and the Joinder; and it is further

RESOLVED, that the Managing Member of the Company is authorized, directed and empowered to take all such further action and to enter into, execute, deliver and perform any and all further papers, documents, agreements, certificates and instruments that the Company deems necessary, appropriate or desirable to accomplish the transactions contemplated by the Schedule Restatement, the Operating Agreement Amendment and the Amendment and Restatement of the Fit Radio LLC Agreement and the purposes and intent of the foregoing resolutions, and the actions contemplated thereby; and it is further

IN WITNESS WHEREOF, the undersigned have executed this Acknowledgement and Consent effective as of the date first above written.

MEMBERS:

_____
RUSSELL GREEN

Daniel Lipton
_____
GLD&L ENDEAVORS LLC

_____
JAMES HARDIN

_____
ALEXANDRIA BELLASSAI

EXHIBIT B

See attached.

OPERATING AGREEMENT

FOR

SOCIAL STUDY MEDIA, LLC

LIMITED LIABILITY COMPANY INTERESTS IN **SOCIAL STUDY MEDIA, LLC** HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 Act"), OR ANY APPLICABLE STATE SECURITIES LAWS AND HAVE BEEN SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH ACTS, INCLUDING SECTION 4(2) OF THE 1933 Act AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER SUCH ACTS OR PURSUANT TO AN EFFECTIVE REGISTRATION UNDER SUCH ACTS. IN ADDITION TO OTHER EXEMPTIONS THAT MAY BE AVAILABLE, THESE LIMITED LIABILITY INTERESTS HAVE BEEN ISSUED OR SOLD IN RELIANCE ON PARAGRAPH (13) OF CODE SECTION 10-5-9 OF THE GEORGIA SECURITIES ACT OF 1973, AS AMENDED, AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER SUCH ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION UNDER SUCH ACT.

This OPERATING AGREEMENT (this "Agreement"), is made and entered into as of this I st day of November, 2009, by and among RUSSELL GREENE, an individual resident of the State of Georgia ("Greene"), **DANIEL LIPTON,** an individual resident of the State of Georgia ("Lipton"), **SOCIAL STUDY MEDIA, LLC,** this Georgia limited liability company (the "Company"), and each Person (as defined below) who shall hereafter be admitted as a member the Company, whose names shall be set forth on Schedule I, attached hereto, as amended from time to time (each such Person may be referred to individually as a "Member" and collectively as the "Members").

W I T N E S S E T H :

WHEREAS, Greene caused the formation of the Company, as a Georgia limited liability company, for purposes of performing services as an internet-based social network and such other activities permitted hereunder;

WHEREAS, the Members desires to set forth the terms of ownership and operation of the Company and desire to have no liability to third parties to the fullest extent provided under the Act (as defined below); and

WHEREAS, the Members desire that the Company be taxed as a "partnership" under federal and state law.

Co sistent therewith, each Member's Capital Account will be adjusted from time to time pursuant to ARTICLE VI hereof, the purpose of which is to set forth certain. operating ules for the allocation of book items of income, gain, loss and deduction for Capital Account purposes. The provisions of ARTICLE VI hereof shall be construed in a manner consistent with Treasury Regulations Section l.704-I(b)(2)(iv). Upon the Transfer hereunder of all or part of a Member's Company Interest, other than a Transfer that tenninates the Company as a partnership within the meaning of Code Section 708(b)(I)(B), the Capital Account of the transferor Member that is attributable to the transferred Company Interest will carry over to the transferee Member. In the event of a Transfer of all or part of a Member's Company Interest that causes a termination of the Company as a partnership within the meaning of Code Section 708(b)(l)(B), the Members' Capital Accounts will be adjusted in accordance with Treasury Regulations Section I.704-1(b)(2)(iv)(I).

(h)   "Change of Control" means, with respect to a Person (other than an individual), (i) the acquisition by any Person (or group of Persons acting in concert) of beneficial ownership of more than 50% of the vote of such Person; or (ii) the consummation by such Person of a reorganization, merger or consolidation, or exchange of shares or sale or other disposition of all or substantially all of the assets of such Person, if immediately after giving effect to such transaction the Persons who beneficially own or control the vote immediately prior to such transaction beneficially own in the aggregate less than 50% of such vote and economic benefit immediately following such transaction; or (iii) the consummation by such Person of the sale or other disposition of all or substantially all of the assets of such Person other than to an Affiliate of such Person; or (iv) the consummation by such Person of a plan of complete liquidation or dissolution of such Person; or (vi) the announcement of such Person's intention to consummate any of the actions in (i)-(iv) herein.

(i)   "Cash Balance" means, for any given Member at any given time, an amount calculated as follows: (i) the aggregate of all cash contributions to the Company by such Member as of such date, less (ii) the aggregate of all cash distributions to such Member by the Company, including pursuant to ARTICLE V, ARTICLE XII, and Section 10.04(c) hereof, as of such date.

(j)   "Code" means the Internal Revenue Code of 1986, as amended, including effective date and transition rules (whether or not codified), and any successor thereto. Any reference to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of succeeding law.

(k)   "Company" means **SOCIAL STUDY MEDIA, LLC,** a Georgia limited liability company.

(I)   "Company Interest" means the personal property ownership right of a Member in the Company, which shall entitle such Member to (i) an allocation of the Net Profits and Net Losses, (ii) distributions of Available Cash, and (iii) participation

Net Losses will be computed as if the initial adjusted basis for federal income tax purposes to the Company of such contributed or revalued property equaled its initial book value to the Company as of the date of contribution or revaluation; and (iv) credits or debits to Capital Accounts due to a revaluation of Company assets in accordance with Treasury Regulations Section l.704-l(b)(2)(iv)(f), or due to a distribution of noncash assets as provided in Section 12.02 hereof, will be taken into account as gain or loss from the disposition of such assets for purposes of computing Net Profits and Net Losses.

(t) "Outside Activity" shall mean any business, activity, or occupation, other than the Business of the Company.

(u) "Person" means an individual, partnership, limited liability company, joint venture, association, corporation, trust or any other state or legal entity now existing or hereinafter recognized.

(v) "Redemption Value" shall mean the amount determined by an independent appraiser (i.e., independent of each Member and the Company), selected by and at the expense of the Company.

(w) "Substituted Member" shall have the meaning ascribed thereto in Section I0.06 hereof.

(x) "Super-Member Vote" shall mean an affirmative written vote of those Member(s) holding an aggregate Company Percentage in excess of seventy percent (70%).

(y) "Tax Decisions" shall mean the determination: (a) based on advice of counsel, to amend the provisions of this Agreement to the minimum extent necessary to ensure that the allocations set forth in ARTICLE VI hereof for federal income tax and Capital Account purposes are respected by the Internal Revenue Service and otherwise remain in compliance with applicable law; (b) to change the accounting method or Fiscal Year of the Company for tax purposes; (c) to cause a revaluation of the Company's assets, consistent with Treasury Regulations Section I.704-l(b)(2)(iv)(f); and (d) of any other matter relating to Company tax accounting or other tax issues including (without limitation) any applicable elections under the Code.

(z) "Transfer" means the Change of Control of a Member or any sale, assignment, conveyance, transfer, liquidation, encumbrance or alienation of any portion or part of a Company Interest.

(aa) "Treasury Regulations" or "Regulations" means the income tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(bb) "Units" shall have the meaning ascribed thereto in the Definition of Company Interest.

to the Company pursuant to separate agreements entered into between the Company and such Member or Affiliate.

(c) **Company Opportunities.** Notwithstanding anything to the contrary, the Company and each Member shall have the obligation and duty to first offer to the Company any business or investment opportunities that are similar to the Business or activities of the Company.

Section 2.07Business of the Company. Unless determined by the Board of Managers, the Company shall only operate, and shall only take such acts, as are in furtherance of the Business.

ARTICLE III.
MANAGEMENT

Section 3.01 Management of the Business. Except as otherwise expressly provided herein, the full, entire, and exclusive management of the Business, affairs, and activities of the Company shall be vested in the Board of Managers who shall have and may exercise all of the powers that may be exercised or performed by the Company hereunder and at law. The Board of Managers shall only act as a "board," pursuant to this ARTICLE III. No Member shall have any power or authority to bind the Company unless such Member has been authorized in writing by the Board of Managers to act as an agent of the Company in accordance with same.

(a) **Acts of the Board.** Except as otherwise provided in this Agreement, no decision of the Board of Managers shall be made except at a meeting duly called and held as provided herein. Meetings may be held telephonically whereby each of the Managers participating can hear each of the other Managers. A majority of the Board of Managers shall constitute a quorum for the transaction of business at any meeting. All resolutions adopted and all business transacted by the Board of Managers shall require the majority vote of such Managers at the meeting in which a quorum exists. The Company's Secretary shall be responsible for taking minutes of the meetings and safekeeping them on behalf of the Company. If the Company does not have a Secretary then appointed, one of the Managers shall perform such services. Notwithstanding the foregoing, any meeting to be held within five (5) days or less of the date of notice shall also be noticed by phone, facsimile or e-mail.

(b) **Written Consent.** The Board of Managers may act without a meeting upon a unanimous written consent of all Managers then on the Board of Managers in lieu of a meeting thereof.

(c) **Call of Meetings.** Meetings of the Board of Managers may be called at any time by any Manager, on at least two (2) Business Days' notice to each other Manager (given pursuant to Section 14.03 hereof), which notice shall specify the time and place of the meeting and the purpose of the meeting. Only business within the purpose or purposes described in the notice may be conducted at a special meeting, unless waived by all Managers then in office. Notice of any such

(t)   hire employees and/or engage independent contractors

(g)   issue Company Interests and/or admit new Members; and

(h)   execute, acknowledge and deliver any and all instruments on behalf of the Company to effectuate any of the powers and authority of the Board of Managers.

Section 3.04Limitations on the Board of Managers. Notwithstanding anything to the contrary, the Board of Managers, each Manager, each Member, and each Officer (if any) are prohibited from taking (or agreeing to take) any of the following acts without the Super-Member Vote, at a duly called and held special meeting of the Members:

(a)   change the Business or name of the Company;

(b)   repurchase any Membership Units (excluding repurchases by the Company of Membership Units owned by employees whose employment with the Company and all of its subsidiaries is terminated);

(c)   change the number of Managers comprising the Board of Managers;

(d)   amend, alter, or repeal this Agreement or the Articles of Organization;

(e)   authorize or permit the Company to undergo any Change of Control, sale, or merger (or sale of assets);

(f)   issue any Units, or the right to acquire Units, including (without limitation) warrants and options;

(g)   liquidate or wind up the Company;

(h)   incur indebtedness outside the ordinary course of Business;

(i)   commit the Company for capital expenditures exceeding $15,000   per nonrecurring individual expenditure and $30,000 in the aggregate per annum, on a nonrecurring basis;

(j)   execute, or otherwise bind the Company to, any contract or lease exceeding an amount of $10,000 or a term of one (1) year or contracts or such leases exceeding an aggregate amount of $20,000 per annum;

(k)   dispose of any assets of the Company that are used in the Company's operations with a market or net book value of more than $5,000 per asset or $7,000 in the aggregate per annum on a nonrecurring basis; or

(l)   file any voluntary petition seeking an adjudication of bankruptcy under Chapter 7 or 11 of the Bankruptcy Code, or any comparable state law.

Section 3.0SOfficers. Except as otherwise provided herein, the day-to-day affairs and Business of the Company may be managed by officers, whom the Board of Managers may concerning the Company. Accordingly, the Member acknowledges that there is no assurance that there will ever by any public market for the Units, and that the Member may not be able to publicly offer or sell any thereof.

(b)   Each Member represents and warrants that the Member is able to bear the economic risk of losing the Member's entire investment in the Company, which investment is not disproportionate to Member's net worth, and that the Member has adequate means of providing for Member's current needs and personal contingencies without regard to the investment in the Company. The Member acknowledges that an investment in the Company involves a high degree of risk. The Member acknowledges that the Member and the Member's advisors have had an opportunity to ask questions of and to receive answers from the Board of Managers and to obtain additional information in writing to the extent that the Company possesses such information or could acquire it without unreasonable effort or expense: (i) relative to the Company and the Units; and (ii) necessary to verify the accuracy of any information, documents, books and records furnished. Each Member represents, warrants and covenants to the Company that the Member is a resident of the state shown on such Member's respective counterpart signature page and will be the sole party in interest as to the Units acquired hereunder and is acquiring the Units for the Member's own account, for investment only, and not with a view toward the resale or distribution thereof.

(c)   Each Member agrees that the Member will not attempt to pledge, transfer, convey or otherwise dispose of the Units except in a transaction (i) that is the subject of an effective registration statement under the 1933 Act and any applicable state securities laws, or (ii) where registration is not required upon evidence reasonably requested by Company that such registration is not required. Each Member consents to the placement of legends on any certificates or documents representing any of the Units stating that the Units have not been registered under the 1933 Act or any applicable state securities laws and setting forth or referring to the restrictions on transferability and sale thereof. Each Member is aware that the Company will make a notation in its appropriate records, and notify its transfer agent, with respect to the restrictions on the transferability of the Unit.

(d)   Each Member represents that the Member has consulted with the Member's attorneys, financial advisors and others regarding all financial, securities and tax aspects of the proposed investment in the Company and that such advisors have reviewed this Agreement and all documents relating to this Agreement on the Member's behalf. Each Member and the Member's advisors have sufficient knowledge and experience in business and financial matters to evaluate the Company, to evaluate the risks and merits of an investment in the Company, to make an informed investment decision with respect to investment in the Company, and to protect the Member's interest in connection with the Member's acquisition of Units in the Company without the need for additional information which would be required to be included in a complete registration statement effective under the 1933 Act.

Section 5.04Withholding. The Company shall be authorized to withhold from amounts to be distributed to any Member hereunder any withholding required by the Code, the Act, or any provision of any statute or local tax law, and to pay such amounts to the Internal Revenue Service or other appropriate taxing authority. Any such amounts withheld shall be treated as having been distributed to such Member pursuant to ARTICLE V of this Agreement.

Section 5.05Tax Distributions. Notwithstanding the provisions of Section 5.01, the Company shall distribute to each Member, with respect to each Fiscal Year, either during such Fiscal Year or within sixty (60) days thereafter, an amount of Available Cash equal to (i) the amount of the Net Profits allocated to such Member for such Fiscal Year, multiplied by (ii) the highest combined federal and state income tax rate to which any Member is subject with respect to such Fiscal Year (the "Tax Distribution"); provided, however, that the Tax Distribution for any Fiscal Year shall be reduced by the amount of aggregate distributions to such Member during such Fiscal Year pursuant to Section 5.01, and may be reduced or eliminated on a pro rata basis among the Members if and to the extent restricted or prohibited by the Act.

ARTICLE VI.
ADJUSTMENT OF CAPITAL ACCOUNTS AND PROFITS AND LOSSES

Section 6.01General Tax Allocations. As of the end of each Fiscal Year, and after giving effect to the special tax allocations set forth in Section 6.02, Net Profits and Net Losses shall be allocated among the Members for Capital Account and federal income tax purposes in accordance with this Section 6.01.

(a) **Net Profits.** Net profits shall be allocated among the Members in the following order of priority:

    (i) First to the Members until the Net Profits allocated to them for such Fiscal Year and all prior Fiscal Years is equal to the aggregate amount of the Net Losses allocated to them pursuant to Section 6.0l(b) hereof for all prior Fiscal Years, such allocation to be in proportion to and to the extent of the amount that the Net Losses allocated to each of them pursuant to Section 6.01(b) hereof bears to the Net Losses allocated to all of the Members pursuant to that Section; and

    (ii) Second, to each Member, pro rata, relative to such Member's respective Company Percentage on the date thereof. .

(b) **Net Losses.** Net Losses shall be allocated among the Members in the following order of priority:

    (i) First, to each Member, pro rata, relative to such Member's respective positive Capital Account on the date thereof; and

    (ii) Second, to each Member, pro rata, relative to such Member's respective Company Percentage on the date thereof.

income, gain, loss, deduction or credit that is earned, realized or available by or to the Company for federal income tax purposes.

Section 6.04 Partial Year Allocations. In the event that a Member is admitted to the Company during the Company's Fiscal Year, or all or a portion of a Member's Company Interest is transferred during the Company's Fiscal Year, Net Profits and Net Losses shall be allocated to the admitted or transferee Member in any manner permitted by Code Section 706 or the Treasury Regulations thereunder, as the Members shall determine. Allocations made in this ARTICLE VI shall be made to each holder of a Company Interest whether or not the holder is a Substituted Member.

Section 6.05 Allocations and Distributions Upon Dissolution. When the Company is dissolved and wound-up pursuant to ARTICLE XII hereof, all items of income, gain, loss and deduction not previously allocated shall be allocated to the Members pursuant to this ARTICLE VI. It is the intent of the Members that after the allocations described in the previous sentence are made and the final cash distribution referred to in Section 12.01(e) hereof is made, that such actions will result in the Capital Account balances of the Members equaling zero following the dissolution of the Company. The allocation and distribution provisions of ARTICLE V and ARTICLE VI, as well as the provisions of ARTICLE XII hereof, shall be construed in such a way in order to achieve this result.

Section 6.06 No Duty to Restore Negative Capital Account. Notwithstanding anything in this Agreement to the contrary, no Member shall be obligated to restore any negative balance in his or her Capital Account upon the dissolution of the Company, the Transfer of all or any portion of his or her Company Interest, or otherwise.

ARTICLE VII.
LIMITATION OF LIABILITY AND INDEMNIFICATION

Section 7.01 Limitation of Liability. No Member, Manager, officer, or any of their respective Affiliates, shall be liable to the Company or any other Member, Manager, officer, or any of their respective Affiliates for any loss or damage sustained by any of them, except loss or damage resulting from intentional misconduct or a knowing violation of law or a transaction for which such Person received a personal benefit in violation or breach of any provision of this Agreement or in violation of any applicable law.

Section 7.02 Indemnification. The Company shall indemnify and hold harmless the Members, Managers, officers, and Affiliates of the Members, Managers and officers from and against any and all claims and demands whatsoever arising in connection with the Company to the fullest extent provided by the Act and other applicable law.

ARTICLE VIII.
COMPENSATION AND REIMBURSEMENTS

Section 8.01 No Insider Compensation. Except as approved by the Board of Managers, no Manager, Member, or their Affiliates shall be entitled to compensation from the Company in connection with rendering services to the Company.

ARTICLE X.
TRANSFERS AND ASSIGNMENTS

Section 10.01   <u>Transfers Generally.</u>

(a)   **General Restriction.** Except as pennitted in this ARTICLE X, no Member shall have the right to Transfer all or any portion of his, her, or its Company Interest, without prior approval of the Board of Managers.

(b)   **Transfers to Members and Family.** Notwithstanding Section IO.0l(a) above or anything herein to the contrary, any Member may at any time, and from time to time, Transfer all or any part of such Member's respective Economic Interest in trust for the benefit of one or more of such Member's respective Family Members (as defined below); provided, however, that following any such Transfer, the voting rights of such Economic Interest shall remain with the transferor Member and such transferee and such transferred Economic Interest shall continue to be subject to the transfer restrictions set forth in this ARTICLE X. For purposes of this Agreement, the tenn <u>"Family Member"</u> shall mean a Member's spouse, children, or grandchildren, or a trust in benefit thereof. Upon the death or disability of the transferor Member, and if such Member has Transferred all or a portion of its Economic Interest to one or more Family Members, the transferred Economic Interests held by such Family Member(s) shall be redeemed pursuant to Section 10.02 as if such Economic Interests were still directly held by such transferor Member.

(c)   **Transfers to Affiliates.** Notwithstanding Section 10.0l(a) above or anything herein to the contrary, any Member who is not an individual (e.g., a corporation or a limited liability company) may Transfer Units to a direct or indirect shareholder or member of such Member who is a natural person.

(d)   **Death.** Without limitation to Section 10.02(a) hereof, any Member (provided in each instance that such Member is a natural person) may Transfer any Units in case of such Member's death, by will or by the laws of intestate succession to executors, administrators, testamentary trustees, legatees or beneficiaries.

(e)   **Change of Control.** Notwithstanding anything to the contrary, each Member (that is *not* then an individual) covenants and agrees that it will not undergo a Change of Control, without the prior approval of the Board of Managers, which prior approval shall not be unreasonably withheld or delayed. Any unpennitted Change of Control shall be a prohibited Transfer for purposes of this Agreement.

Section 10.02   <u>Redemption.</u>

(a)   **Death or Disability.** Within ninety (90)-days following the death, pennanent physical or mental disability, adjudication of bankruptcy, or dissolution of any Member or of any equity owner of a Member that results in a Change of Control thereof or (any such Member being the <u>"Redeemable Member"</u>), the Company shall have the right upon detennination by the Board of Managers, on behalf of

Notice shall set forth all the material terms of the proposed Transfer including without limitation, (i) the name and address of the Proposed Purchas'er; (ii) the total consideration to be paid; and (iii) the method and terms of payment. The First Refusal Notice also shall provide that the Company and then the Non-Selling Members shall have the right to purchase all, but not less than all, of the First Refusal Company Interest in accordance with the terms and conditions of this Agreement.

(b)   **Company's Election to Purchase.** Commencing upon receipt by the Company of the First Refusal Notice and continuing for a period of thirty (30) days thereafter, the Company may, at any time during such thirty (30) day period (the "Company First Refusal Period"), elect to purchase all, but not less than all, of the First Refusal Company Interest for the total consideration to be paid as set forth in the First Refusal Notice, unless otherwise agreed by the Selling Member. In the event the Company elects to purchase the First Refusal Company Interest, it must do so by delivering notice of its election to purchase the First Refusal Company Interest to the Selling Member and the Non-Selling Members during the Company First Refusal Period. Unless otherwise agreed to by the Selling Member and the Company, the closing for the purchase of the First Refusal Company Interest shall be held at the Company's principal place of business not later than the deadline for closing set forth in the First Refusal Notice, but (at the Company's election) not earlier than the first business day that is at least sixty (60) days following the Company's receipt of the First Refusal Notice. At the Company's option, the price paid at closing for the First Refusal Company Interest may be in cash, or upon substantially similar terms as specified in the First Refusal Notice.

(c)   **Non-Selling Members' Election to Purchase.** In the event the Company does not elect to purchase the First Refusal Company Interest within the Company's First Refusal Period, the Selling Member shall then notify the Non-Selling Members in writing (the "Notice of Company Waiver") within forty five (45) days following the Company's receipt of the First Refusal Notice that the Non-Selling Members shall have the right to purchase all, but not less than all, of the First Refusal Company Interest for the total consideration to be paid and on the terms and conditions as set forth in the First Refusal Notice. Commencing upon receipt of the Notice of the Company Waiver and continuing for a period of fifteen (15) days thereafter, the Non-Selling Members may at any time during such fifteen (15) day period (the "Members First Refusal Period") elect to purchase all, but not less than all, of the First Refusal Company Interest for the total consideration to be paid and on the terms and conditions as set forth in the First Refusal Notice, unless otherwise agreed by the Selling Member. In the event the Non-Selling Members elect to purchase the First Refusal Company Interest, they must do so by delivering notice of their election to purchase the First Refusal Company Interest to the Selling Member and the Non-Selling Members within the Member First Refusal Period. Unless otherwise agreed among the Non-Selling Members, each Non-Selling Member shall purchase a portion of the First Refusal Company Interest that bears the same ratio as each number of Offered Units to be sold, contracted to be sold or optioned by the Selling Member; (8) the principal terms of the sale, including the price at which the Offered Units are intended to be sold; (C) the percentage such number of Offered Units constitutes with respect to the aggregate number of Units then held by the Selling Member (the "Sale Portion"); and (D) an offer by the Selling Member to cause to be included with the Offered Units to be sold by him in the sale, on the same terms and conditions, that number of Units then held by the other Members, which number shall be equal to (x) the Sale Portion of the Units then held by such other Members, (y) at the option of each other Member, as the case may be, a lesser number of Units, or (z) such number of Units as determined in subparagraph (c) below.

(ii)   Time-Period. If the Members have not accepted such co-sale offer in writing on or before the commencement of the Permitted Sale Period, the Selling Member shall thereafter be free during the Permitted Sale Period to sell up to the number of Offered Units specified in such notice, at a price no greater than the price set forth in such notice and on otherwise no more favorable terms to the Selling Member than as set forth in such notice, without any further obligation to the Members in connection with such sale under this Section I0.04(a). In the event that the Selling Member fails to consummate such sale within such Permitted Sale Period, the Offered Units specified in such notice shall continue to be subject to this Agreement. If any Member fails to timely deliver notice of his acceptance within such day period, he shall be deemed to have irrevocably waived such right of co-sale under this Section 10.04(a).

(iii)   Acceptance. If any Member shall have accepted such co-sale offer in writing before commencement of the Permitted Sale Period (each, a "Participating Member"), such acceptance by a Participating Member shall be irrevocable unless the Selling Member shall be unable to cause to be included in his sale the number of Units set forth in such Participating Member's written acceptance, in which case the Selling Member and each Participating Member shall participate in the sale pro rata, with the Selling Member and each Participating Member selling such number of their respective Units as is equal the product obtained by multiplying (x) the total number of Offered Units to be sold in the sale by (y) a fraction, the numerator of which shall be the number of Units desired to be included in the sale by such Member, and the denominator of which shall be the total number of Units desired to be sold in the sale by the Selling Member and each Participating Member. If any Member exercises its co-sale rights under this Section 10.04(a), it shall sell Units as that proposed to be sold by the Selling Member.

(iv)   Certain Exclusions. Notwithstanding the foregoing, the provisions of this Section 10.04(a) shall not apply to any transfer occurring pursuant to Section 10.0l(b) or Section 10.02 hereof with respect to the same

Section 10.06   Conditions of Transfer. No transferee of any Company Interest will become a substituted Member until the following conditions have been satisfied (a "Substituted Member"):

(a)   the consent of the Board of Managers must have been obtained, unless such Transfer is otherwise permitted as set forth in this ARTICLE X;

(b)   the transferor Member must have executed a written instrument of transfer of such Company Interests in form and substance satisfactory to the Board of Managers;

(c)   the transferee must have executed a written agreement, in form and substance satisfactory to the Board of Managers, to assume all of the duties and obligations of the transferor Member under this Agreement and to be bound by and subject to all of the terms and conditions of this Agreement;

(d)   the transferor Member and the transferee must have executed a written agreement, in form and substance satisfactory to the Board of Managers, to indemnify and hold the Company, each Manager, and the non-transferring Members harmless from and against any loss or liability arising out of the Transfer;

(e)   upon request by the Board of Managers, the transferor must have delivered to the Company a written opinion of counsel reasonably satisfactory to the Board of Managers (which may be the counsel of the Company), at the expense of the transferor, that such Transfer will not result in a violation of applicable law or this Agreement; and

(f)   unless otherwise waived by the Board of Managers, the transferee or transferor must have paid the expenses incurred by the Company in connection with the admission of the transferee to the Company.

Section 10.07   Economic Interest Holder. Notwithstanding anything herein to the contrary, a transferee who does not become a Substituted Member as contemplated in Section 10.06 hereof, shall be entitled to receive only the Economic Interest of such Company Interest purported to be transferred. Such transferee will not be entitled to vote on any question regarding the Company, and such Company Interest will not be considered to be outstanding for voting purposes, but will be treated as outstanding for all purposes of ARTICLE VI.

Section 10.08 Withdrawal. Unless approved by the Board of Managers, no Member may, by voluntary act, withdraw from the Company.

Section 10.09 Status of Units Purchased by Company. A Company Interest purchased by the Company pursuant to this ARTICLE X hereto shall not be deemed to be outstanding.

Section 10.10   Right to Purchase Residual Rights.   Upon and contemporaneously with the Transfer of a Member's Economic Interest in the Company (other than a Transfer to a Family Member as contemplated in Section 10.0 I), which does not at the same time transfer the balance of the rights associated with the Economic Interest transferred by l?e e bers, by M mber Vote. The Company's property and assets or the proceeds from the hqu1datmn thereof will be applied in the following order of priority:

(a)   pay"?ent of the debts an liabilities of the Company, in the order of priority provided by law (excludmg any loans by Members or their Affiliates), and payment of the expenses of liquidation;

(b)   payment of any and all loans made by Members or their respective Affiliates to the Company, plus any accrued but unpaid interest thereon, which amount shall be applied first to interest and then to principal; provided, however, that in the event the Company's funds are insufficient to satisfy fully all such loans, then all loans made by all Members or their Affiliates shall be repaid on a pro rata basis, relative to the amount of such outstanding indebtedness;

(c)   setting up of such reserves as the liquidating trustee or Members deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company or any obligation or liability not then due and payable; provided, however, any balance of such reserve, at the expiration of such period as the Members or liquidating trustee shall deem advisable, shall be distributed in the manner herein provided;

(d)   to the Members with a positive Cash Balance, pro rata among such Members relative to such positive Cash Balances;

(e)   to the Members, on a pro rata basis in accordance with the positive balances of their Capital Accounts, adjusted to the date of distribution; and

(f)   to the Members, pro-rata among the Members relative to such Members' Company Percentage.

Section 12.02   Distributions in Kind.   Any noncash asset to be distributed in kind (as a liquidating distribution or otherwise) to one or more Members will first be valued at its fair market value to determine the gain or loss that would have resulted if such asset were sold for such value, and such gain or loss will then be allocated pursuant to ARTICLE VI hereof, and the Members' Capital Accounts shall be adjusted to reflect such gain or loss. The amount distributed and charged to the Capital Account of each Member receiving an interest in such distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member is considered to assume or take subject to under Code Section 752). The Members or liquidating trustee, as the case may be, shall determine the fair market value of such asset.

Section   12.03   Certificate   of   Termination. Upon the completion of the distribution of Company assets, the Company shall be terminated and the Members shall cause the Company take such other actions as may be necessary to terminate the Company.

liab!lity company $i?$ all jurisdictions in which the Company conducts or plans to conduct Bu_s• ess, b) t_o satisfy any _requirements,. conditions, guidelines, or options contained in any op1 ion, drrect1ve, order, ruhng or regulation of any governmental authority, compliance with which the Board of Managers deems to be in the best interest of the Company, (c) to change the name of the Company, (d) to create a class or group of Company Interests in that Company that was not previously outstanding, but which is otherwise authorized by this Agreement, and/or (e) to make any change that does not adversely affect the Members in any material respect or that is necessary or desirable to cure any ambiguity or correct or supplement any provision herein contained which may be incomplete or inconsistent with any other provision herein contained. Oral amendments that are not otherwise set forth in writing shall have no effect.

Section 14.02 Additional Documents. At any time, and from time to time after the date of this Agreement, the Members shall do and perform upon the request of the Members, or cause to be done and performed, all such additional acts and deeds, and shall execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, all such additional instruments and documents, as are required to best effectuate the purposes and intent of this Agreement.

Section 14.03 Notices. Any notices or other communications required or permitted by this Agreement must be in writing and shall be deemed to have been duly given and delivered when delivered in person or when mailed overnight express to the recipient Member(s) at the most recent address of the recipient Member as shown on the records of the Company (or to such other address of which the Company subsequently has been notified in writing by such Member). If notice is mailed via regular mail, it shall be mailed first class, postage prepaid, and notice shall be deemed to have been given seven (7) days after mailing or upon receipt, whichever is sooner. Any Member may change its address by giving notice to the Company.

Section 14.04 Applicable Law. This Agreement is to be governed by, construed under, and enforced and interpreted in accordance with the laws of the State of Georgia, without regard to the principles of conflicts of law of Georgia or any other jurisdiction. THE GEORGIA COURTS (STATE AND FEDERAL), SHALL HAVE SOLE JURISDICTION OF ANY AND ALL CONTROVERSIES ARISING OUT OF OR RELATED TO THIS AGREEMENT; ANY ACTION OR OTHER PROCEEDING WHICH INVOLVES SUCH A CONTROVERSY SHALL BE BROUGHT IN THOSE COURTS IN ATLANTA, GEORGIA AND NOT ELSEWHERE. THE PARTIES WAIVE ANY AND ALL OBJECTIONS TO VENUE IN THOSE COURTS AND HEREBY SUBMIT TO THE JURISDICTION OF THOSE COURTS. IN THE EVENT THAT THE COMPANY IS THE PREVAILING PARTY IN ANY LEGAL ACTION BETWEEN THE PARTIES ARISING FROM OR RELATED TO THIS AGREEMENT, WHETHER INSTITUTED BY THE COMPANY, THE OTHER PARTY SHALL PROMPTLY REIMBURSE THE COMPANY FOR ALL COSTS AND EXPENSES (INCLUDING REASONABLE ATTORNEYS' FEES) INCURRED BY THE COMPANY IN CONNECTION THEREWITH.

Section 14.05 Entire Agreement. This Agreement constitutes the entire agreement between the parties regarding the subject matter hereof and supersedes any prior understanding or agreement among them respecting the subject matter hereof. There are no representations, arrangements, understandings or agreements, oral or written, among the parties

IN WITNESS WHEREOF, the parties hereto acknowledge that the matters and facts set forth in this Agreement are true and that they have signed this Agreement on the respective

[Continued on the next page.]

SCHEDULE 1

NAME AND ADDRESS OF MEMBERS
(Current as of Aug 27, 2018)

NAME	ADDRESS
Russell Green	603 Glenover Dr Alpharetta, GA 30004
GLD&L Endeavors LLC	4100 Brixham Way Alpharetta, GA 30022
James Hardin	1051 E Paces LN NE Atlanta, GA 30326
Alexandria Bellassai	330 Knoll Woods Dr Roswell, GA 30075

SCHEDULE 3.02

Managers

As of November 1, 2009

Desienating Member(s)	Manager Designee
Greene	Greene
Lipton	Lipton

SCHEDULE 4

CAPITAL COMMITMENT AND CONTRIBUTION
(Current as of August 27, 2018)

Name	Capital Commitment	amount Contributed as of the Date Hereof
Russell Green	$147,766	$147,766
GLD&L Endeavors LLC	$147,766	$147,766
James Hardin	$100,000	$100,000
Alexandria Bellassai	$0	$0
TOTAL	$395,533	$395,533

AMENDED & RESTATED
OPERATING AGREEMENT
OF
FIT RADIO LLC

This Operating Agreement (this "Agreement") of Fit Radio LLC (the "LLC") is entered into by the Member listed on Annex A hereto (the "Member") effective as of the **27** day of August 2018.

The LLC was formed as a limited liability company under the Georgia Limited Liability Company Act (the "Act"), pursuant to this Agreement and the Certificate of Formation (the "Certificate") which has been filed with the Secretary of State of the State of Georgia.

The sole Member of the LLC wishes to enter into this Operating Agreement to govern the affairs of the LLC as follows:

1. **Name.** The name of the limited liability company is Fit Radio LLC (the "LLC"). The business of the LLC may be conducted under any other name deemed necessary or desirable by the Member (as defined below). The Member agrees that the rights and liabilities of the Member and any future Member shall be as provided in the Act except as provided herein.

2. **Purpose.** The LLC is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the LLC is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

3. **Registered Office; Registered Agent.** The address of the registered office of the LLC in the State of Georgia is as set forth in the Certificate. The name and address of the registered agent of the LLC for service of process on the LLC in the State of Georgia is as set forth in the Certificate.

4. **Member.** The name and the mailing address of the initial Member are as set forth in Annex A hereto as it may be amended from time to time (individually referred to herein as a "Member"). The Member is hereby admitted as a Member of the LLC and such Member, agrees to be bound by the terms of this Agreement.

5. **Powers.** The Member shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by Members under the laws of the State of Georgia.

6. **Management.** Management of the LLC shall be vested in its Member. Such Member shall be authorized to act on behalf of and to bind the LLC, including the completion, execution and delivery of any and all agreements, deeds, instruments, receipts, certificates and other documents, and to take all such other action as they may consider necessary or advisable in connection with the management of the LLC. The sole Member of the LLC is Social Study Media LLC. The Member shall have the power to appoint officers of the LLC and delegate such duties and responsibilities to such officers as the Member deems appropriate.

7. **Capital Contributions.** The Member has made or will make contributions to capital of the LLC in the proportions set forth in Annex A hereto. Member shall make such additional capital contributions to the LLC as Member may deem necessary or advisable in connection with the business of the LLC. Profits and losses of the LLC shall be allocated to the Member.

8. **Fiscal Year; Tax Matters.** The Fiscal Year of the LLC for accounting and tax purposes shall begin on January 1 and end on December 31 of each year, except for the short taxable years in the years of the LLC's formation and termination and as otherwise required by the law (tax or otherwise). Proper and complete records and books of account of the business of the LLC, shall be maintained at the LLC's principal place of

ANNEX A

FIT RADIO, LLC

CAPITAL CONTRIBUTIONS AND LLC INTERESTS
(Current as of **August 27,** 2018)

NAME	CAPITAL CONTRIBUTION	LLC INTEREST
Social Study Media LLC	$$395,533	100%

ATL 22994999v1

JOINDER TO THE
OPERATING AGREEMENT
OF
SOCIAL STUDY MEDIA, LLC

This JOINDER (this "Joinder") dated **August 27,** 2018 to the Operating Agreement (the "Agreement") of Social Study Media, LLC, a Georgia limited liability company (the "Company"), is made by and among the Company and GLD&L Endeavors LLC, James Hardin, and Alexandria Bellassai (the "Joining Members"). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

1.   Agreement to be Bound. Each Joining Member hereby agrees that by signing this Joinder, such Joining Member shall hereby become (or affirm that such Joining Member is) a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of such Agreement as a "Member" therein and from such day forward shall be deemed a Member of the Company, as may be amended from time to time.

2.   Successors and Assigns. Except as otherwise provided herein, this Joinder shall bind and inure to the benefit of an be enforceable by the Company and its successors, heirs and assigns and each Joining Member and any subsequent purchasers of the membership interests and the respective successors, heirs and permitted assigns of each of them, so long as they hold any membership interests.

3.   Counterparts. This Joinder may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

4.   Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Georgia (without regard to choice of law provisions thereof).

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